Exhibit 99.1


                                [GRAPHIC OMITTED]

               ELBIT MEDICAL IMAGING LTD. ANNOUNCES RESULTS OF ITS
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                             ANNUAL GENERAL MEETING
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      Tel-Aviv, Israel - September 7, 2004 - Elbit Medical Imaging Ltd. (NASDAQ:
EMITF) (the "Company") today announced the results of the Annual General Meeting of its shareholders, held on Thursday, September 2, 2004, in Tel-Aviv, Israel.

      At the meeting, all proposals set forth in the Company's proxy statement dated August 5, 2004 sent in connection with the meeting (the "Proxy Statement") were approved by the required majorities.

      At the meeting, the Company's shareholders further resolved, in connection with the approval of proposal no. 4 regarding the one-year extension of the exercise period of options to purchase 350,000 ordinary shares of the Company for NIS 1 nominal value each (the "Options") to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors and indirect controlling shareholder of the Company until September 8, 2005, that the exercise price per share of each option shall be NIS 45.7 (instead of NIS 44). The remaining terms of Mr. Zisser's options remain unchanged.

      In addition, Mr. Zvi Tropp was appointed at the meeting as one of the Company's external directors.

      For further information concerning the proposals, please refer to the proxy statement.

EMI (NASDAQ: EMITF) is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the biotechnology and communication business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

Company Contact:                                Investor Contact:
----------------                                -----------------
Marc Lavine, Adv.                               Rachel Levine
Corporate Secretary                             Investor Relations
Elbit Medical Imaging Ltd.                      The Anne McBride Company
+972-3-608-6021                                 +212-983-1702 x207
mlavine@europe-israel.com                       rlevine@annemcbride.com